13012989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Affiliated Bankers Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 South Mopac Expressway, Building V, Suite 140
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Carpenter — (512) 479-8200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Affiliated Bankers Capital, LLC**, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

CRYSTAL MICHELLE RAINWATER
My Commission Expires
July 3, 2016

NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).***

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

AFFILIATED BANKERS CAPITAL, LLC

Financial Statements and Supplemental Schedule
December 31, 2012

(With Independent Auditors' Reports Thereon)

AFFILIATED BANKERS CAPITAL, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Affiliated Bankers Capital, LLC:

We have audited the accompanying statement of financial condition of Affiliated Bankers Capital, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affiliated Bankers Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 5, 2013

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258 9670 • fax (512) 258 5895

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

AFFILIATED BANKERS CAPITAL, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	661,337
Other assets		4,760
Total assets	$	666,097
Liabilities and Members' Equity		
Liabilities		
Payables to related parties, net	$	491,471
Accrued expenses and other liabilities		2,995
Total liabilities		494,466
Members' equity		171,631
Total liabilities and members' equity	$	666,097

See notes to the financial statements and independent auditors' report.

AFFILIATED BANKERS CAPITAL, LLC

Statement of Operations

For the Year Ended December 31, 2012

Revenues:		
Professional services, related party	$	240,595
Total revenues		240,595
Operating expenses:		
Regulatory fees		4,541
Professional fees		2,552
Other expenses, related party		213,421
Total operating expenses		220,514
Net income before income taxes		20,081
Income tax expense		-
Net income	$	20,081

See notes to the financial statements and independent auditors' report.

AFFILIATED BANKERS CAPITAL, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2012

Balance at December 31, 2011	$	151,550
Net income		20,081
Balance at December 31, 2012	$	171,631

See notes to the financial statements and independent auditors' report.

AFFILIATED BANKERS CAPITAL, LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	20,081
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Change in assets and liabilities:		
Other assets		(1,856)
Payables to related parties, net		348,323
Accrued expenses and other liabilities		(5,349)
Net cash provided by operating activities		361,199
Net increase in cash		361,199
Cash and cash equivalents at beginning of year		300,138
Cash and cash equivalents at end of year	$	661,337
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

Note 1 - Nature of Business

Affiliated Bankers Capital, LLC (the "Company"), a Texas limited liability company, was organized in September 1999. The Company processes brokerage transactions in the banking industry solely for ASCIB, L.P., a related party through common ownership. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has two offices located in Texas. The Company operates under the provisions of paragraph K(3) of Rule 15c3-3 of the SEC involving the sale of corporate securities and business brokerage activities.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and receivables from customers.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2012, the Company's Texas franchise tax expense was not significant.

Note 2 - Significant Accounting Policies (continued)

Management Review
The Company has evaluated subsequent events through February 5, 2013, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The equity interests of the Company are owned by an individual and two trusts. The Company has Series A and Series B share interests. The Company has authorized 1,000,000 share interests. As of December 31, 2012, the Company has issued and outstanding 100 shares of Series A Share Interests ("Series A") and 999,900 shares of Series B Share Interests ("Series B").

Each Series A member shall be entitled to one vote with respect to the conduct of the business of the Company on all matters. Series B members do not have voting rights with respect to the business of the Company or otherwise.

The Company's profits and losses shall be allocated to each member in proportion to their share interests owned, without regard to class.

The Company's duration is perpetual. The Company can be dissolved as a result of the following events: bankruptcy, decision of the members holding a majority of the share interests to dissolve the Company; sale or disposition of all or substantially all of the Company's property; or dissolution of the Company pursuant to operation of law or judicial decree.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the membership agreement, the remaining funds of the Company, pro rata in proportion of positive balances in the capital accounts in the Company.

Note 4 - Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Note 4 - Fair Value Measurements (continued)

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents and related party payables, approximate their fair values due to their short maturities.

Note 5 - Related Party Transactions

The Company is affiliated with several other companies that are owned and controlled by the same individual that owns and controls the Company. These companies are Sheshunoff Management Services, LP ("SMS"), ASCIB, LP ("ASCIB"), and AS Agency, LLC ("ASA"). The Company and its affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

The Company earned $240,455 of its professional services revenue during 2012 from ASCIB and $140 from ASA. At December 31, 2012, $2,861,618 was owed to ASCIB and $139 was owed to ASA related to multi-year cumulative transactions. At December 31, 2012, SMS owed ABC $2,370,286 related to multi-year cumulative transactions. The net payable is $491,471. The Company has the right to offset these amounts based on an agreement between the companies and has presented the net payable amount.

The Company is economically dependent on its affiliates.

Note 6 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $166,871 and $32,964, respectively. The Company's aggregate indebtedness to net capital ratio was 2.96 to 1.

AFFILIATED BANKERS CAPITAL, LLC

Computation Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2012

Total members' equity qualified for net capital	$ 171,631
Deductions and/or charges	
Non-allowable assets:	
Other assets	4,760
Total deductions and/or charges	4,760
Net capital before haircuts on securities	166,871
Haircuts on securities	-
Net capital	$ 166,871
Aggregate indebtedness	
Accrued expenses and other liabilities	$ 494,466
Total aggregate indebtedness	$ 494,466
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 32,964
Net capital in excess of minimum requirement	$ 133,907
Excess net capital at 10% of aggregate indebtedness	$ 117,424
Ratio of aggregate indebtedness to net capital	2.96 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 9, 2013	$ 158,855
Audit adjustments:	
Net effect of audit adjustments on net capital	8,016
Net capital per audit	$ 166,871

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Affiliated Bankers Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Affiliated Bankers Capital, LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 5, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

February 5, 2013

To the Board of Directors
Affiliated Bankers Capital, LLC

We have audited the financial statements of Affiliated Bankers Capital, LLC (the "Company") for the year ended December 31, 2012, and have issued our report thereon dated February 5, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated October 16, 2012. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Affiliated Bankers Capital, LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements.

The financial statement disclosures are neutral, consistent and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, one misstatement detected as a result of audit procedures was corrected by management. See Exhibit A for summary of corrected misstatements.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 5, 2013.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258 9670 • fax (512) 258 5895

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of Board of Directors and management of Affiliated Bankers Capital, LLC and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Affiliated Bankers Capital, Inc.
Summary of Audit Adjustments
December 31, 2012

Exhibit A

	Account Name	Debit	Credit	Income Statement		Balance Sheet		
				Revenue	Expenses	Assets	Liabilities	Equity
1	Accrued expenses and other liabilities	8,016		-	-	-	(8,016)	-
	Professional fees		8,016	-	(8,016)	-	-	-
	(To reverse current year audit fees for services not rendered as of December 31, 2012.)	8,016	8,016					
				-	(8,016)	-	(8,016)	-
			December 31, 2012 balances	240,595	220,513	666,097	494,465	171,632
			Impact of Audit Adjustments	0.00%	-3.64%	0.00%	-1.62%	0.00%